Exhibit 4.1

FIRST AMENDMENT TO RIGHTS AGREEMENT

This First Amendment (the “Amendment”), dated as of March 3, 2008, by and between Document Sciences Corporation, a Delaware corporation (the “Company”), and Computershare Trust Company, N.A., as successor rights agent (the “Rights Agent”), amends that certain Rights Agreement, dated as of May 11, 2001, by and between the Company and U.S. Stock Transfer Corporation (the “Rights Agreement”).

WHEREAS, the Company is a party to the Agreement and Plan of Merger, dated as of December 26, 2007, by and among EMC Corporation, Esteem Merger Corporation and the Company (the “Merger Agreement”);

WHEREAS, for the avoidance of doubt, the Board of Directors of the Company has determined that it is in the best interests of the Company and its stockholders to amend the Rights Agreement to exempt the Merger Agreement and the transactions contemplated thereby from the application of the Rights Agreement as provided for herein;

WHEREAS, U.S. Stock Transfer Corporation served as the rights agent under the Rights Agreement until it was succeeded as rights agent by Computershare Trust Company, N.A., which undertook the duties and obligations of rights agent under the terms and conditions of the Rights Agreement; and

WHEREAS, pursuant to its authority under Section 27 of the Rights Agreement, the Board of Directors of the Company has authorized and approved this Amendment as of the date hereof.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto do hereby agree as follows:

1.	The Rights Agreement (including the exhibits thereto) is hereby amended as follows:

a.	The term “U.S. Stock Transfer Corporation” and all abbreviations thereof and similar references thereto shall be replaced by “Computershare Trust Company, N.A.” Each and every reference to “Rights Agent” shall refer to Computershare Trust Company, N.A.

b.	A new Section 35 shall be added as follows:

i.

“Merger Agreement with EMC Corporation and Esteem Merger Corporation. Notwithstanding anything in the Rights Agreement to the contrary, the Rights Agreement, including, without limitation, Section 13 hereof, shall not apply in any manner to (i) the Agreement and Plan of Merger (as it may be amended, modified or supplemented from time to time, the “Merger Agreement”), dated as of December 26, 2007, by and among EMC Corporation, a Massachusetts corporation (“Parent”), Esteem Merger Corporation, a Delaware corporation and a wholly-

owned subsidiary of Parent (“Merger Sub”), and the Company, (ii) the merger of Merger Sub with and into the Company, as provided for in the Merger Agreement (the “Merger”), or any other transactions contemplated by the Merger Agreement, or (iii) any compliance with the terms of the Merger Agreement, such that, without limiting, and in furtherance of, the foregoing, (a) the execution, delivery and performance of, and compliance with, the Merger Agreement and the consummation of the Merger and any of the other transactions contemplated by the Merger Agreement shall not be or otherwise be deemed to be, and shall not constitute, a Section 13(a) Event, (b) a 20% Ownership Date shall not occur, and the Rights issued under this Agreement shall not become exercisable, as a result of or in connection with the execution, delivery or performance of, or compliance with, the Merger Agreement or the consummation of the Merger or any other transactions contemplated by the Merger Agreement, and (c) the Rights Expiration Date shall occur immediately prior to the effective time of the Merger; provided, however, that (i) the foregoing exemptions relating to the Merger Agreement, the consummation of the Merger and any other transactions contemplated by the Merger Agreement shall be automatically and immediately revoked in the event of any termination of the Merger Agreement, with the result that the Rights Agreement shall remain in full force and effect after any termination of the Merger Agreement and shall be applicable to Parent, Merger Sub and any of their affiliates with the same effect as though the Amendment to this Agreement dated as of March 3, 2008 (the “Amendment”) had not occurred and (ii) the Company shall provide Rights Agent with notice that the Merger has not occurred; provided, further, that the Amendment shall not exempt from the terms of this Agreement any action taken by Parent, Merger Sub or any other party not expressly provided for in the Merger Agreement, including, without limitation, acquisitions of Common Shares in the open market, pursuant to a tender or exchange offer or in block trades.”

2.	All terms defined in the Rights Agreement that are used herein shall have the meanings defined in the Rights Agreement, unless specifically defined otherwise herein.

3.	This Amendment shall be deemed a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws such state applicable to contracts made and performed entirely within such state.

4.	Except as expressly herein amended, the terms and conditions of the Rights Agreement shall remain in full force and effect.

5.	The invalidity or unenforceability of any provision of this Amendment shall not affect the validity or enforceability of any other provision of this Amendment or the Rights Agreement, each of which shall remain in full force and effect, and in lieu of such invalid or unenforceable provision there shall be automatically added as part of this Amendment a valid and enforceable provision as similar in terms to the invalid or unenforceable provision as possible, provided that this Amendment, as so amended, (a) reflects the intent of the parties hereto, and (b) does not change the bargained for consideration or benefits to be received by each party hereto.

6.	This Amendment may be executed in counterparts, and each of such counterparts shall for all purposes be deemed to be an original, and both such counterparts shall together constitute but one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered as of the date first above written.

DOCUMENT SCIENCES CORPORATION

By:	/s/ Todd Schmidt
Name:	Todd Schmidt
Title:	Chief Financial Officer

COMPUTERSHARE TRUST COMPANY, N.A.

By:	/s/ Dennis V. Moccia
Name:	Dennis V. Moccia
Title:	Managing Director